Mail Stop 6010

February 13, 2008

Mr. Alvin H. Clemens
Chief Executive Officer
Health Benefits Direct Corporation
150 N. Radnor-Chester Road
Suite B-101
Radnor, Pennsylvania 19087

>   **Re: Health Benefits Direct Corporation**
>   **Registration Statement on Form SB-2**
>   **Filed on February 1, 2008**
>   **File Number 333-149015**

Dear Mr. Clemens:

        This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

1. Given the large percentage of the offering being registered on behalf of your CEO and the large percentage of his total holding being registered, it appears that Mr. Clemens should be identified as an underwriter. If you believe that Mr. Clemens should not be identified as an underwriter, please provide us your analysis.

                                        *   *   *

        Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: James W. McKenzie, Jr., Esq.
     Morgan, Lewis & Bockius LLP
     1701 Market Street
     Philadelphia, Pennsylvania 19103